Joint Insider Trading and Disclosure Policy
Approved by Nomination and Governance Committee on July 15, 2024
and adopted by the Board of Directors
on July 17, 2024
This policy shall go into effect at discretion of the Legal Department on September 15, 2024 (but no later than December 15, 2024).

I.	INTRODUCTION........................................................................................................		1
	A.	General.............................................................................................................	1
	B.	Family Members, Related Parties, and Others (E.g., Vendors, Contractors, and Consultants)...............................................................................................	. 1
	C.	General Policy on Insider Trading and Disclosure..........................................	2
	D.	Consequences of Insider Trading Policy Violations........................................	3
II.	APPOINTMENT OF LEGAL DEPARTMENT TO ADMINISTER POLICY; ROLE OF THE AUDIT COMMITTEE.......................................................................		. 4
III.	MATERIAL INFORMATION CONCERNING THE COMPANY OR ANOTHER COMPANY..............................................................................................		. 4
IV.	DETERMINATION OF MATERIALITY BY LEGAL DEPARTMENT OR OUTSIDE SEC COUNSEL.........................................................................................		. 5
V.	DISCLOSURE OF MATERIAL INFORMATION.....................................................		6
VI.	DEALING WITH OUTSIDE REQUESTS FOR INFORMATION............................		7
VII.	DEALING WITH RUMORS.......................................................................................		8
VIII.	CAUTION IN HANDLING CONFIDENTIAL INFORMATION..............................		8
IX.	ADVANCE CLEARANCE AND OTHER PROCEDURES AND RESTRICTIONS..........................................................................................................		. 9
X.	PROHIBITED TRANSACTIONS...............................................................................		14
XI.	EXEMPTIONS.............................................................................................................		15
XII.	POST-TERMINATION TRANSACTIONS................................................................		16
XIII.	COMPLIANCE OFFICER...........................................................................................		17
XIV.	CERTIFICATION........................................................................................................		17
XV.	CONCLUSION............................................................................................................		17

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I.Introduction
A.Introduction
Hope Bancorp, Inc. and its subsidiary, Bank of Hope (together, the “Company”) have adopted this Joint Insider Trading and Disclosure Policy (this “Policy”) in order to implement procedures governing securities transactions by officers, directors, and employees of the Company and to ensure compliance with applicable laws and regulations. Specifically, this Policy is designed to ensure, among other things: (i) that all material information about the Company be fully and accurately disclosed to the public on a prompt and timely basis (unless it is determined in good faith that a legitimate corporate purpose is served by temporary non-disclosure), (ii) that all confidential information which has not been publicly disseminated shall be distributed within the Company only on a strict “need-to-know basis,” (iii) that no director, officer, or employee of the Company uses inside information about the Company or any of the Company’s customers or another company for his or her personal advantage or for the benefit of others; and (iv) that any substantially inaccurate information about the Company which stems from sources outside the Company and affects or is reasonably likely to affect the market for the Company’s securities be corrected or denied.
Except as otherwise provided in this Policy, this Policy shall apply to all trading or other transactions in the Company’s securities, including common stock, options, and any other securities that the Company may issue, such as preferred stock, notes, bonds, and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company. This Policy is limited to general insider trading compliance, and contains only limited discussions regarding the “short-swing profits” provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or resale restrictions under the Securities Act of 1933, as amended (the “Securities Act”) (and related SEC Rule 144), which apply to all of the Company’s executive officers and directors.
The Insider Trading and Securities Fraud Enforcement Act (the “Act”) authorizes the U.S. Securities and Exchange Commission (the “SEC”) and the Department of Justice to prosecute insider trading based on information acquired at the workplace. The Act also places direct responsibility on companies to monitor their employees’ securities transactions and authorizes substantial penalties both for individuals who violate the Act and for companies based on insider trading violations of their employees and insiders.
The Company, in addition to responding to the Act, has adopted this Policy to avoid any situation, which could damage the Company’s reputation for integrity and ethical conduct-- an important corporate asset. Therefore, even the appearance of improper conduct on the part of anyone employed by or associated with the Company (not just so-called insiders) could severely damage the Company’s reputation. This version of the policy is adopted as of the date set forth above, but given changes to the prior policy and the effect and changes required to designate Covered Persons (as set forth on Annex A), this policy will go into effect at management’s discretion either on September 15, 2024, but no later than December 15, 2024.
B.Family Members, Related Parties, and Others (E.g., Vendors, Contractors, and Consultants)
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For purposes of this Policy, the term “Insider” shall include all executive officers and directors of the Company and all employees of, and consultants and contractors to, the Company who receive or have access to “material nonpublic information” (as defined below) regarding the Company. This Policy also applies to any person who has access to material nonpublic information of the Company. In other words, any person who possesses material nonpublic information regarding the Company shall be deemed to be an insider for so long as the information is material and not publicly known. Any individual can be deemed an insider from time to time with respect to certain material nonpublic information even if he or she is not an employee or director of the Company, and would at those times be subject to this Policy. This includes spouses, minor children, adult family members sharing the same household, and any other person or entity over whom the Insider exercises substantial influence or control over his, her or its securities trading decisions (each, a “Related Party”).
C.General Policy on Insider Trading and Disclosure
If you are an officer, director, or employee of the Company, or a Related Party of such an individual, you may not (i) engage in transactions - such as purchases or sales - with respect to (A) the securities of the Company, including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue such as preferred stock, convertible debentures and warrants, when you have material non-public information about the Company or have material non-public information that could affect the share price of the Company, or (B) any securities of another company (whether a customer, a contractual counterparty, or another company that shares a market connection with the Company) at any time when you have material non-public information about that company or have material non-public information that could affect the share price of that company, (ii) make any unauthorized disclosure of any material nonpublic information concerning the Company or such other company, or (iii) assist someone who is engaged in or permit any Related Party to engage in any of the activities described in (i) or (ii), regardless of how you obtained the information. This Policy also requires that certain persons obtain the prior approval/advance clearance of the legal department of the Company (the “Legal Department”) prior to any purchase or sale of the Company’s securities (see Section IX below).
It is not possible to define all categories of material information. However, information should be regarded as material if: (i) there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to trade in a security; or (ii) the information, if made public, could reasonably be expected to affect the price of a company’s securities. Before you engage in any trading of the Company’s or another company’s securities, you should consider whether you know any information about the Company or another company that has not been publicly disclosed, and ask yourself the following questions:
•does the specific information I have learned make me want to buy or sell securities?
•if the newspaper published what I know, would it make the price of the securities rise or fall?
•how would the trade I am considering look to government prosecutors if it became the subject of an investigation?
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Information is considered to be nonpublic until it has been effectively disclosed to the public and there has been adequate time for the market as a whole to digest that information. (typically after two trading days and, thus, commencing on the third business day after disclosure). Accordingly, you should assume that for purposes of this Policy, information would be considered public upon commencement of the third business day following the Company’s effective disclosure of that information. Note that not all disclosure is considered effective disclosure. For information to be effectively disclosed, it must be widely disseminated, and not only disclosed to the Company’s employees or a select group of analysts, brokers or institutional investors. Examples of effective disclosure include press releases, Current Reports on Form 8-K, and conference calls or webcasts that are open to the public (see Section III below).
If you are considering buying or selling a company’s securities because of nonpublic information you possess, you should assume that such information is material. You should also keep in mind that if any trade you make becomes the subject of an investigation by the government, the trade will be viewed after the fact with the benefit of hindsight. Consequently, you should always carefully consider how your trades would look from this perspective.
Equally important, you must maintain such material nonpublic information in the strictest of confidence. If your family or friends ask for advice about buying or selling the Company’s securities, you must not provide it. It is illegal to “tip” or pass on inside information to another person if you know or reasonably suspect that the person receiving the information will misuse the information by trading in the securities or further passing on the information, even if you do not receive any benefit from the trade.
Details on insider trading restrictions, the consequences of violating such restrictions, prior approval requirements, and special requirements for transactions involving director and executive officer trades in the Company’s securities, are contained in the remainder of this Policy.
D.Consequences of Insider Trading Policy Violations
The SEC, Financial Industry Regulatory Authority (“FINRA”), NASDAQ Market, LLC and the National Association of Securities Dealers use sophisticated electronic surveillance to monitor potential insider trading, and the SEC and U.S. Department of Justice pursue insider trading violations vigorously. Insiders who trade on inside information or tip information to others or companies (including supervisory persons) who fail to prevent illegal trading are subject to substantial civil penalties up to $1 million or more, criminal penalties up to $5 million or more, and a maximum jail term of 20 years. These penalties apply whether or not the individual derives any benefit from trading.
In addition, the Company may take disciplinary action, including termination of employment, against any employee who willfully violates this Policy. In this regard, all employees of the Company should be aware that they are responsible for the compliance of their Related Parties (see Section I.B. above). Securities transactions by the spouse of an employee, for example, would raise the same legal problems as would trading initiated directly by such employee.
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II.Appointment of Legal Department to Administer Policy; Role of the Audit Committee
The Legal Department shall have primary responsibility for administering the procedures and policies set forth herein. The Audit Committee of the Board (the “Audit Committee”) shall have primary responsibility for monitoring the disclosure of confidential information such as the SEC filings of quarterly and/or financial information and annual proxy statements.
III.Material Information Concerning the Company or Another Company
“Material information” is information which would be expected to affect the investment decision of a reasonable investor or to affect the market price of a company’s securities. Officers, directors, and employees of the Company may have access to similar material nonpublic information concerning customers of the Company or other companies. Trading on the basis of “material nonpublic information” concerning a customer or another company is subject to the same legal restrictions and prohibitions as trading in the Company’s securities on the basis of “material nonpublic information” of the Company.
Materiality is a difficult question, which depends largely on the facts of each particular case. If there is any question as to whether certain information is material, it should be reported to the Legal Department, and until any questions are resolved, the individual involved should refrain from any trading in the securities in question. The ultimate decision as to whether or not information is material shall be made by authorized officers of the Company and not by individual personnel.
In general, information concerning the Company or its customers falling within the following categories is reasonably likely to be considered material:
•significant changes in the Company’s prospects;
•financial performance, especially quarterly and year-end earnings and significant changes in financial performance, outlook or liquidity;
•internal financial information, or financial projections, that are different from what is publicly known or anticipated;
•mergers and acquisitions or the divestiture of significant assets or business units, including pending proposals or negotiations concerning same;
•changes in dividend or dividend policies;
•stock splits and stock dividends;
•public offerings or private sales of debt or equity securities;
•calls, redemptions or purchases of the Company’s securities;
•top executive management or control changes;
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•bankruptcy proceedings;
•significant changes in marketing plans;
•negotiations for or agreements regarding joint ventures;
•establishing or losing a significant customer relationship;
•exclusive licenses and other patent or franchise agreements;
•adoption of equity compensation plans or other significant employee benefit plans or material changes to any of the same;
•capital investment plans and material changes to any such plans;
•substantial/material charge-offs of loans or other assets;
•material changes in accounting methods;
•labor negotiations, contracts, disputes, strikes or lockouts;
•actual or threatened significant/material litigation, or the resolution of such litigation;
•significant supervisory or regulatory issues or investigations concerning the Company, its customers, or any of their respective executive officers or directors;
•extraordinary borrowings;
•cybersecurity risks and incidents, including vulnerabilities and breaches;
•any substantial change in industry circumstances or competitive conditions which could significantly affect the relevant company’s earnings or prospects for expansion; and
•any other significant events of an unusual or non-recurring nature, which would be likely to influence investors’ decisions concerning the relevant company’s securities.
No officer, director or employee shall discuss or disclose such information with any other employee or outside contact unless such individual has a clear right and need to know such information in order to fulfill his or her job responsibilities. Under no circumstances should any officer, director or employee discuss such information with family, relatives, business or social acquaintances (see Section VIII).
IV.Determination of Materiality by Legal Department or Outside SEC Counsel

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Upon request or as needed, the Legal Department will review certain information in order to make a determination as to materiality. In making that determination, the Legal Department shall take into account such things as:
1.the possible effect of the information on individual decisions to buy, sell or hold the relevant company’s securities and on the market value of the securities, and the magnitude and immediacy of that effect;
2.the specificity and reliability of the information;
3.all prior public disclosures of information relating to the same subject;
4.whether the information is novel or surprising in terms of the Company’s or the customer’s previous experience or performance;
5.any pending public disclosures of related matters;
6.any pending filings to be made with a regulatory agency; and
7.the existence of any ongoing public offering of the Company’s or its customer’s securities.
The Legal Department shall consult as necessary with the person from whom the information arose, and, if necessary, with the Company’s outside legal counsel, to assist in determining whether such information is material.
V.Disclosure of Material Information
The Audit Committee shall be primarily responsible for reviewing the form and content of all public disclosures of material information, and for releasing such disclosures, except for specific regulatory filings or communications with stockholders as to which such responsibility has been delegated to the Company’s investor relations officer, chief financial officer of the Company or the Legal Department. If the Audit Committee becomes aware of nonpublic information concerning the Company, and determines that the information is material, it shall authorize a timely release of the information after considering that the proposed timing is not detrimental to a substantial interest of the Company.
No other employee shall have authority to disclose such information unless specific authority has been delegated. Disclosure of material information concerning a customer or another company is the responsibility of the customer or such other company, and the Company shall have no authority to publicly disclose such information. If the Audit Committee becomes aware of apparently material nonpublic information concerning a customer or another company, it shall instead contact the customer or such other company to determine whether or not such information has been publicly disclosed. If such information is not public, all Company personnel with access to the information shall be instructed to refrain from trading until further notice, and shall subsequently be informed by the Legal Department as soon as practicable after the information has been made public by the customer.

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All public disclosures shall be made to at least the following:
•one of the major news wires.
In addition, the Audit Committee shall consider whether it is appropriate to make additional public disclosure to:
•local newspapers in each area where the Company has its principal place of business, conducts substantial operations, or has a large concentration of shareholders; and
•any other industry analysts or publications that management deems appropriate.
NASDAQ. Because shares of the Company’s common stock are listed on the NASDAQ Global Market (“NASDAQ”), the Company is required to notify NASDAQ of the release of any material news prior to the release of such information to the press.
•Notification is to be directed to NASDAQ’s Market Watch Department through the electronic disclosure submission system accessible at www.nasdaq.net at least ten minutes prior to its release to the public.
•Upon receipt of information, NASDAQ will promptly evaluate the information, estimate its potential impact on the market and determine whether a trading halt in the Company’s securities is appropriate until there has been an opportunity for the information to be disseminated to the public.
The Company’s investor relations officer shall be responsible for making contact or releasing information and shall keep records of such contacts and information released.
If it is determined that disclosure of the information should be deferred temporarily, instructions shall be given immediately to all persons with knowledge of the information that such information is confidential and is not to be disclosed or discussed except on a strict “need-to-know” basis (see Section VIII). The Legal Department may, if circumstances warrant, declare a “limited” trading period, during which any requests for approval to trade in the Company’s securities will be temporarily denied, and the Board of Directors (the “Board”) (or the Human Resources and Compensation Committee of the Board) will refrain from granting any stock options other than to new or recent hires (see “Advance Clearance and Other Procedures and Restrictions” below). As soon as the Legal Department determines that individual trading or the grant of options would not be in violation of the prohibitions against insider trading, or would not create the appearance of trading on inside information, permission to trade shall be granted.
VI.Dealing with Outside Requests for Information
All requests for information, comments, or interviews made to any officer, director, or employee of the Company which might require disclosure of or comment on confidential information should be directed to the Company’s chief executive officer, marketing department, or investor relations officer in consultation with the Legal Department, as appropriate. All communications with representatives of the media or other outside contacts with respect to matters concerning the Company shall be cleared first with the Company’s chief executive
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officer, marketing department, or investor relations officer in consultation with the Legal Department, as appropriate.
VII.Dealing with Rumors
The Company’s investor relations officer should monitor trading in the Company’s securities, and routinely review all appropriate publications in which information concerning the Company is reasonably likely to appear in order to identify circumstances in which the market for the Company’s securities may be significantly affected by information which has not been publicly disclosed by the Company.
The Company’s investor relations officer, together with the other executive management and the Company’s outside legal counsel, if appropriate, shall jointly determine whether the market for the Company’s securities has been, is being, or is likely to be influenced by selectively disclosed information, or by rumors or reports generated outside of the Company.
If it is determined that confidential information has been selectively (either inadvertently or improperly) disclosed by or on behalf of the Company, the Company shall immediately issue a corrective press release, fully disclosing all relevant circumstances. Under such circumstances, no permission to trade in the Company’s securities shall be granted starting at the time the Company learns of the selectively disclosed information and ending on the second business day after the corrective press release has been issued (see Section IX). In addition, in accordance with SEC’s Regulation FD, the Company will promptly file a Current Report on Form 8-K concerning such information. Appropriate investigation and action should then be considered against any individual employed by the Company with respect to any improper selective disclosure.
With respect to rumors, it is the Company’s general policy to respond to rumors in the following manner: “It is our policy not to comment about rumors or speculation.” However, any published rumors concerning the Company should immediately be brought to the attention of the Company’s investor relations officer, who will refer the matter to executive management for investigation. If the Legal Department or the Audit Committee or appropriate representatives thereof determine that substantially incorrect information about the Company has been published or is circulating in the marketplace, then that Committee or such appropriate representatives, in conjunction with the Company’s outside legal counsel, if appropriate, shall determine whether such information affects or is reasonably likely to affect the market for the Company’s securities, and corrective action is therefore warranted. If necessary, a corrective press release shall be issued as soon as possible. Under such circumstances, no permission to trade in the Company’s securities shall be granted starting at the time the Company learns of the selectively disclosed information and ending on the commencement of the third business day after the corrective press release has been issued (see Section IX below).
VIII.Caution in Handling Confidential Information
Any individual covered by this Policy who comes into possession of confidential information shall exercise caution to ensure that such information is not disclosed to other
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persons inadvertently or otherwise. Such caution should be exercised by, among other things, taking the following actions (to the extent applicable):
1.Refraining from discussing confidential information with anyone outside the “need to know” category including family members, any others living in such individual’s household, and all others whose transactions may be attributable to such individual;
2.Refraining from inadvertently disclosing confidential information in public places, such as social gatherings, hallways, office areas that are open to employees generally, elevators, restaurants, airplanes, and other places where unauthorized third parties may be present;
3.Storing all confidential documents in locked file cabinets or other secure locations when not in use;
4.Destroying or rendering illegible all copies of confidential documents of a project or transaction that are no longer needed;
5.Maintaining all confidential data bases and other confidential information accessible by computer in computer files that are password protected or otherwise secure against access by unauthorized persons; and
6.Using code names or numbers to identify confidential projects or transactions and using such codes on all documents that refer or relate to the client, project, or transaction, as the case may be.
Any individual covered by this Policy should bear in mind that the civil and criminal penalties for insider trading violations will apply, in many circumstances, whether or not the person who disclosed the confidential information derived any benefit from the “tippee’s” actions.
IX.Advance Clearance and Other Procedures and Restrictions
Generally speaking, “transactions” covered by this Policy include all purchases or sales of the Company’s securities, including sales of shares acquired upon the exercise of stock options, whether or not in connection with “cashless exercise” transactions. Certain transactions are exempt from this Policy (refer to Section XI). However, prior to entering into any transaction involving the Company’s securities, all persons covered by this Policy should check with the Legal Department to confirm whether an exemption applies or whether pre-clearing of the transaction must be obtained. “Transactions” also include the grant, cancellation (if for value), regrant, or repricing of stock options, which are therefore subject to this Policy, except as noted below.
Advance Clearance. All persons listed on Annex A hereto (the “Covered Persons”) are required to obtain approval of the Legal Department prior to purchasing or selling any shares of the Company’s securities. This requirement does not apply to stock option exercises if the exercise price is paid in cash, but would cover sales of stock related to a cashless exercise or sales of stock received upon exercise of options. Such approval may be withheld if the Legal Department determines that such employee or director is aware of material information concerning the Company which has not yet been made public. A written request (email being sufficient) for pre-clearance should be submitted to the Legal Department at least two (2)
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business days in advance of the proposed transaction. Such request should describe fully any material nonpublic information the individual has about the Company. In addition, the request should also indicate whether the individual has effected any non-exempt “opposite-way” transactions for purposes of Section 16 within the past six months. If such approval is withheld, the affected individual must both refrain from trading and maintain strict confidentiality as to the material nonpublic information (if known) and the fact that the approval was not given. In the case of any Covered Person whose shares are held in brokerage accounts, it shall be the responsibility of the individual to (i) inform his or her broker of the fact that no trades may be executed without the prior approval of the Legal Department as required by this Policy, and (ii) ensure that no trades are made by the broker without complying with this Policy. The Company’s pre-clearance to trade in no way relieves an individual of his or her legal obligation to refrain from trading while in possession of material nonpublic information. Pre-cleared trades must be effected within three (3) business days of receipt of pre-clearance unless a longer period is specified or an exception is granted or the person becomes aware of material nonpublic information before the trade is executed. The individual should be prepared to comply with SEC Rule 144, if necessary, and make any appropriate Section 16 filings and Form 144 filings.
The Company may find it necessary, from time to time, to require compliance with this pre-clearance process from certain employees, consultants and contractors other than, and in addition to, senior vice presidents and above, and directors.
Equity Grants. The Board or the Compensation Committee is not required to obtain advance clearance from the Legal Department prior to granting stock options or any other equity award, but must take appropriate steps to ensure that no options are granted when the Company is in possession of material nonpublic information, except in the case of new or recent hires, as to whom stock options may be granted without regard to insider trading restrictions within six months of the individual’s employment date.
Non-Company Securities. Trading in securities of the Company’s customers or another company does not require prior clearance, but all persons covered by this Policy are required to use extreme caution with respect to such trades, to maintain all information concerning the Company’s customers in strictest confidence, and to avoid any trading on the basis of confidential information concerning the Company’s customers. If any material information concerning a customer is not public, all Company personnel with access to the information shall refrain from trading. Detailed information concerning treatment of confidential customer information is contained in the Company’s Code of Ethics.
Quarterly Trading Windows for Covered Persons. In addition to the foregoing trading restrictions, Covered Persons and its Related Parties may generally only trade in the securities of the Company commencing at the beginning of the third business day after the release of quarterly or annual financial information to the public and ending on the 15th day of the third month of each quarter (e.g., if released in January, trading window would end on March 15th), provided that no new major development occurs during that period. The Company may make exceptions to this general rule on a case by case basis, provided that no exception may allow any Covered Person to trade in the Company’s securities when such Covered Person is in possession of material nonpublic information, unless such trades are made in accordance with a qualifying written pre-authorization as described below.
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The Board or the Human Resources and Compensation Committee shall also observe the trading window with respect to the grant of stock options to any directors or existing officers or employees. However, options may be granted to new or recent hires (effective on or after the date of employment) without regard to the trading window, within three months of the individual’s employment date.
Event Specific Blackout Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic (or until such earlier time as the Legal Department determines to lift such restriction), the Legal Department may designate specific persons or groups of persons who may not trade Company securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Legal Department, certain designated persons or groups of persons should refrain from trading in Company securities even sooner than the typical blackout period described above. In that situation, the Legal Department may notify these persons that they should not trade in the Company’s securities, without necessarily disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a blackout period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the Legal Department has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while being aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction period.
Rule 10b5-1 Trading Plans and Other Qualifying Written Pre-Authorizations. Rule 10b5-1 provides a defense from insider trading liability under SEC Rule 10b-5. Directors, officers and employees may trade in the Company’s securities regardless of their awareness of inside information if the transaction is made pursuant to a pre-approved (i) trading plan that was entered into when the individual was not in possession of material nonpublic information (a “Rule 10b5-1 Trading Plan”), or (ii) an irrevocable written pre-authorization such as a specific buy or sell order which was executed at a time when trading in the Company’s securities was permissible.
A Rule 10b5-1 Trading Plan is a written arrangement to buy or sell shares in the future in such a way that the person would not be capable of using inside information to influence whether or when the shares were purchased or sold. Rule 10b5-1 Trading Plans cannot be adopted when the person is in possession of material nonpublic information of the Company. A Rule 10b5-1 Trading Plan must meet the following requirements:
•it has been reviewed and approved by the Legal Department at least five days in advance of being entered into (or, if revised or amended, such proposed revisions or amendments have been reviewed and approved by the Legal Department at least five days in advance of being entered into);
•it provides that no trades may occur thereunder until expiration of the applicable cooling-off period specified in SEC Rule 10b5-1(c)(ii)(B), and no trades occur until after that time. The appropriate cooling-off period will vary based on the status of the person. For directors and officers, the cooling-off period ends on the later of (x) ninety days after adoption or certain modifications of the Rule 10b5-1
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Trading Plan; or (y) two business days following disclosure of the Company's financial results in a Form 10-Q or Form 10-K for the quarter in which the Rule 10b5-1 Trading Plan was adopted. For all other persons, the cooling-off period ends 30 days after adoption or modification of the Rule 10b5-1 Trading Plan. This required cooling-off period will apply to the entry into a new Rule 10b5-1 Trading Plan and any revision or modification of a Rule 10b5-1 Trading Plan;
•it is entered into in good faith by the person, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when the person is not in possession of material nonpublic information about the Company; and, if the person is a director or officer, the Rule 10b5-1 Trading Plan must include representations by the person certifying to that effect;
•it gives a third party the discretionary authority to execute such purchases and sales, outside the control of the person, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and
•it is the only outstanding Rule 10b5-1 Trading Plan entered into by the person (subject to the exceptions set out in SEC Rule 10b5-1(c)(ii)(D)).
Once the plan is adopted, the director, officer or employee must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. Furthermore, a person may amend or replace his or her Rule 10b5-1 Trading Plan only during periods when trading is permitted in accordance with this Policy.
If you are considering entering into, modifying or terminating a Rule 10b5-1 Trading Plan or have any questions, please contact the Legal Department. You should consult your own legal and tax advisors before entering into, or modifying or terminating, a Rule 10b5-1 Trading Plan. A trading plan, contract, instruction or arrangement will not qualify as an Approved 10b5-1 Trading Plan without the prior review and approval of the Legal Department as described above.
With respect to other types of written pre-authorizations, it is mandatory that they be irrevocable so that no change in the investment decision can be made during the time that trading is impermissible. If any individuals subject to this Policy utilize such plans or pre-authorizations, it is their obligation to make appropriate arrangements to ensure compliance with all reporting requirements concerning such transactions.
Section 16 Reporting Requirements for Directors and Executive Officers. The Board will periodically designate which officers are “Section 16 Officers.” The Company will assist its directors and Section 16 Officers to comply with Section 16 reporting of their securities ownership and transactions; however, compliance is the ultimate responsibility of each person:
•Filings. Section 16(a) of the Exchange Act requires filing of the following forms with the SEC:
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oForm 3, Initial Statement of Beneficial Ownership of Securities, which requires the filing of a Form 3 within ten (10) days of becoming an officer, director, or beneficial owner of more than 10% of any class of the Company’s registered securities.
oForm 4, Statement of Changes of Beneficial Ownership of Securities, generally to be filed (i.e., received by the SEC) within two (2) business days after a transaction involving the Company’s securities is executed; and
oForm 5, Annual Statement of Beneficial Ownership of Securities, on or before the 45th day after the end of the Company’s fiscal year (for certain transactions not previously reported).
In addition, Company affiliates (as defined in 17 CFR § 230.144) should file a Form 144, Notice of Proposed Sale of Securities, in connection with certain sales of the Company’s securities, to be filed concurrently with placing an order with a broker to execute a sale, or executing a sale directly with a market maker. Form 144 notifies the SEC of the affiliate’s intent to sell Company securities. This form will generally be prepared by such affiliate’s stockbroker and is in addition to any Section 16 report filing requirement.
While these filings are ultimately the responsibility of the individual director or executive officer, to enable the Company to assist with filing requirements all securities transactions should not only obtain advance clearance but must also be reported to the Legal Department immediately as or after they take place (in order to ensure compliance with the two (2) business day filing requirement for the Form 4). Such reports should also be made concerning any type of stock option exercises even though some types of option exercises are not subject to the pre-clearing requirement.
Power of Attorney. Furthermore, each director or executive officer should provide powers of attorney to the Legal Department or their designee to sign Section 16 forms on their behalf in the event they are unable to do so themselves.
•Short-Swing Profits Liability. Directors and Section 16 Officers are also reminded of the limitations on trading in Company’s securities imposed by Section 16 of the Exchange Act. In general, purchases and sales of Company securities made within a six-month period will be matched up, and directors and Section 16 officers must disgorge any profits made as a result of such trades. Matched trades subject to Section 16 include: (i) a sale within six months of a purchase of Company’s securities; or (ii) a purchase within six months of a sale of Company’s securities. The SEC may impose the same civil penalty for a violation of Section 16(b) as for violation of Section 16(c), which includes a fine up to the greater of $1 million or three times the profits gained or losses avoided as a result of the violation.
The foregoing obligations are without regard to any wrongdoing by the director or Section 16 Officer; accordingly, all trades may be subject to short-swing profit rules, regardless of the intent of the director or Section 16 Officer or the circumstances underlying the transactions. The federal securities laws prohibit the Company from waiving the requirements of Section 16 or reimbursing a director
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or Section 16 Officer for any disgorgement paid to the Company. For purposes of Section 16, cashless exercises of options are deemed to be sales.
•Holding Period. Any Company securities purchased in the open market by directors and officers must be held for a minimum of six months and ideally longer.
X.Prohibited Transactions
Blackout Periods. Covered Persons are prohibited from trading in the Company’s equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.
Hedging Transactions. Certain forms of hedging or monetization or derivative transactions, such as puts, calls, cash settled or other swaps, synthetic securities, zero-cost collars or forward sale contracts, allow a person to lock in much of the value of his or her share holdings, often in exchange for all or part of the potential for upside appreciation in the securities. These transactions allow the person to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as our other shareholders. Therefore, Covered Persons are prohibited from engaging in any such transactions.
Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in our securities, Covered Persons are prohibited from holding Company securities in a margin account or pledging our securities as collateral for a loan. An exception to this prohibition may be granted where a person wishes to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any Covered Person who wishes to pledge Company securities as collateral for a loan must submit a request for approval to the Legal Department at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.
Puts or Calls or Standing Sell or Purchase Orders. Covered Persons may not buy or sell puts or calls of the Company’s securities or have standing orders to sell or purchase our securities at a particular price because these can be triggered when you are in possession of material nonpublic information.
Short Sales. Short sales (sales of securities that are not then owned) of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in us or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve our performance.
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For these reasons, Covered Persons are prohibited from short sales, including “sales against the box” (a sale with delayed delivery).
Short-Term of “Short-Swing” Trades. Any securities of the Company purchased by a director or Section 16 Officer must be held for a minimum of six months and ideally longer. (Note that the SEC’s short-swing profit rule already prohibits directors and Section 16 Officers from selling any securities of the Company purchased in the open market within six months of any “matchable” purchase of the Company’s securities).
Standing and Limit Orders. Covered Persons may not enter into standing or limit orders. Standing and limit orders create heightened risks for insider trading violations and should be used only for a very limited period of time. A standing or limit order placed with a broker to sell or purchase securities at a specified price leaves the person with no control over the timing of the transaction. A standing or limit order transaction could be executed by the broker when a person is in possession of material nonpublic information.
XI.Exemptions
This Policy does not apply in the case of the following transactions, except as specifically noted:
•Stock option exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of securities as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option and any such transaction required pre-clearance in accordance with Section IX above.
•Restricted Stock vesting. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. This Policy does apply, however, to any market sale of restricted stock.
•Gifts. This Policy does not apply to bona fide gifts unless the person making the gift has reason to believe that the recipient intends to sell the Company securities while the officer, director, or employee is aware of material nonpublic information or the person making the gift is subject to the insider trading restrictions and the sales by the recipient would occur during a blackout period. However, Covered Persons are required to obtain pre-clearance.
•401(k) Plan. To the extent the Company has a 401(k) plan in which Company securities are an eligible investment, this Policy would not apply to purchases of Company securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election.
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This Policy would apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
•Employee Stock Purchase Plan. To the extent the Company has an employee stock purchase plan (“ESPP”), this Policy would not apply to purchases of Company securities in the ESPP resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. This Policy also would not apply to purchases of Company securities resulting from lump sum contributions to the plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy would apply, however, to your election to participate in the plan for any enrollment period, and to your sales of Company securities purchased pursuant to the plan.
•Dividend Reinvestment Plan. To the extent the Company has a dividend reinvestment plan, this Policy would not apply to purchases of Company securities under the Company’s dividend reinvestment plan resulting from your reinvestment of dividends paid on Company securities. This Policy would apply, however, to voluntary purchases of Company securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy would also apply to your sale of any Company securities purchased pursuant to the plan.
XII.Post-Termination Transactions
This Policy continues to apply to transactions in Company securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company’s securities until such material nonpublic information has been made public by the Company for at least two (2) trading days or a reasonable and good faith determination is made that such information is no longer material. The pre-clearance procedures specified above, however, will cease to apply to transactions in Company securities upon the expiration of any blackout period or other Company-imposed trading restrictions applicable at the time of the termination of service.
XIII.Compliance Officer
The Company has appointed the General Counsel as the compliance officer for this Policy. The duties of the compliance officer include, but are not limited to, the following:
(i) assisting with implementation and enforcement of this Policy;
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(ii) circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;
(iii) pre-clearing all trading in securities of the Company by a Covered Person in accordance with this Policy;
(iv) providing approval of any Rule 10b5-1 plans and any prohibited transactions described herein.
XIV.Certification
To help ensure compliance with this Policy, directors, officers and employees are required to execute the certification of compliance with the Joint Insider Trading and Disclosure Policy, certifying their understanding of and compliance with this Policy.

XV.Conclusion
Material nonpublic information may not be disclosed to anyone, including friends, relatives, and acquaintances, except for corporate personnel who have a clear right to know the information in order to fulfill their responsibilities. Insiders should not trade in the Company’s or another company’s securities or advise others to do so when in possession of any material information concerning such company until the information has been publicly disclosed and has had an opportunity to have an effect on the market.
A copy of this Policy shall be made available on the Company’s Intranet for all directors, executive officers, and other employees, all of whom are required to read and comply with the provisions of this Policy. All individuals covered by this Policy shall be regularly reminded of their responsibilities with respect to confidential information, and of the importance of following the procedures set out herein.
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Annex A
Covered Persons
1.All directors of the Company
2.All persons designated by the Company as “Section 16 Officers”
3.Any other “executive officers” of the Company, as defined by 17 CFR § 240.3b-7
4.Certain other employees that the Company may designate from time to time because of their position, responsibilities or their actual or potential access to material information. Designation of covered persons shall be determined by the Legal Department in consultation with other management including, but not limited to the Chief Executive Officer, the Chief Financial Officer, the Chief Human Resources Officer, the Chief Risk Officer and the Chief Credit Officer.

Annex “A”